Exhibit 21.1

Subsidiaries of Liberty Oilfield Services Inc. (1)

Entity	State of Formation
Liberty Oilfield Services New HoldCo LLC	Delaware
Liberty Oilfield Services LLC	Delaware
LOS Acquisition CO I LLC	Delaware
Titan Frac Services LLC	Delaware
LOS Cibolo RE Investments, LLC	Texas
LOS Odessa RE Investments, LLC	Texas

(1)	Following the completion of the corporate reorganization described in the prospectus that forms a part of this registration statement.